Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

September 24, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 20, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Premium Catering (Holdings) Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary shares,
par value US$ 0.0000005 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,